Asset Swap Agreement
among
Solimar Energy LLC,
Xploration, Inc., and
Grid Petroleum Corporation

This Asset Swap Agreement ("Agreement") is entered on this the 18 of October, 2013 but effective on September 1, 2013 ("Effective Date") by and among SOLIMAR ENERGY LLC ("Solimar"), a California limited liability company, XPLORATION, INC. ("XPL") a Nevada Corporation and GRID PETROLEUM CORPORATION ("Grid"), a Nevada corporation. Solimar, XPL, and Grid are individually referred to herein as a "Party" and collectively as the "Parties."

WHEREAS, Solimar and XPL are each record owners of an undivided working interest in the oil and gas leases listed on Exhibit A (the "Exhibit A Leases");

WHEREAS, Solimar and XPL are each record owners of an undivided working interest in the United States Department of Interior Bureau of Land Management Oil and Gas Lease set forth on Exhibit B hereto ("BLM Lease");

WHEREAS, Solimar and XPL are each a party to that certain Farmin / Settlement Agreement affecting the Exhibit A Leases and BLM Lease (collectively, the "Leases") on November 3, 2011, but effective as of 7:00 a.m., Pacific time, on October 1, 2011 ("Farmin / Settlement Agreement");

WHEREAS, XPL, has represented and warranted that it has assigned, not of record, a portion of its undivided working interest in each of the Exhibit A Leases and BLM Lease to Grid; and

WHEREAS, the Parties now wish to enter into this Agreement, effective as of the Effective Date, to (i) transfer various interests in the Leases among the Parties so that either (a) Solimar owns 100% of the working interest in certain Leases, or (b) XPL and Grid, combined, own 100% of the working interest in the other Leases; (ii) to terminate the Farmin / Settlement Agreement; and (iii) to forever release all known and unknown claims (a) Solimar may have against XPL and Grid and (b) Grid and XPL may have against Solimar.

NOW THEREFORE, for good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Upon execution of this Agreement, Solimar shall deliver to XPL a fully executed assignment, on BLM Form 3000-3, assigning to XPL all of Solimar's right, title, and interest in the BLM Lease amounting to a 84% of 100% working interest. This assignment consists of an assignment of Solimar's working interest in 1,140.62 gross and net landowner acres, more or less. This assignment would result in XPL and Grid owning 100% working interest in the BLM Lease.

2. Upon execution of this Agreement, XPL and Grid shall deliver to Solimar, fully executed assignments, in the recordable form attached hereto as Exhibit C, from each of XPL and Grid assigning to Solimar all of XPL and Grid's right, title, and interest in the Exhibit A Leases. These assignments consist, on a combined basis, of a total assignment of 16% of 100% working interest in each Exhibit A Lease, save and except the "Jacalitos Lease" (as identified on Exhibit A hereto), which XPL and Grid own a 25% of 100% working interest. These assignments consists of an total assignment of XPL and Grid's working interest in 3,102.43 gross land owner acres and 3,082.43 net land owner acres, more or less.

3. Upon delivery of the assignments set forth in paragraph 2 above, Solimar shall forgive XPL and Grid of their obligation to pay XPL and Grid's share of the delay rental on the Vintage Petroleum LLC Oil and Gas Lease located in the Kreyenhagen Trend, as extended and partially quitclaimed, dated the first day of October 2009 a short form of which was recorded on December 10, 2009 in the official records of the Fresno County Recorder's Office as document number 2009-0167477 and a short form of which was recorded on December 9, 2009 in the official records of the Kings County Recorder's Office as document number 0922006 and the Vintage Petroleum LLC Oil and Gas Lease located in the Jacalitos Area, as extended, dated the first day of October 2009 a short form of which was recorded on December 10, 2009 in the official records of the Fresno County Recorder's Office as document number 2009-0167476 which became due on October 1, 2013. As of the date hereof, XPL and Grid's combined share of these rentals is $9,931.49.

4. Upon delivery of the assignment set forth in paragraph 1 above, XPL shall pay to Solimar, via company check, $365.00 for XPL's 16.00% working interest share of the delay rental paid by Solimar on the BLM Lease which became due on August 31, 2013.

5. Upon the delivery of the assignments set forth in paragraphs 1 and 2 above by the applicable Party, that certain (i) Kreyenhagen Trend Joint Operating Agreement dated March 1, 2011 between Solimar and XPL ("Kreyenhagen Trend JOA"), (ii) Jacalitos Joint Operating Agreement dated March 1, 2011 between Solimar and XPL ("Jacalitos JOA") and (iii) Farmin / Settlement Agreement dated November 3, 2011 between Solimar and XPL, each affecting the Leases shall be of no further force and effect and neither Party shall have any obligations to the other Parties thereunder.

6. XPL and Grid each represent and warrant, jointly and severally, to Solimar that they are the owner, on a combined basis, of a 16% of 100% working interest in the Exhibit A Leases; save and except the "Jacalitos Lease" (as identified on Exhibit A hereto), which XPL and Grid own a 25% of 100% working interest.

7. Solimar represents and warrants to XPL and Grid that it is the owner of an 84% of 100% working interest in the BLM Lease.

8. Each of XPL and Grid, jointly and severally, hereby represent and warrant that neither of XPL nor Grid has (i) transferred any interest in the Leases (including a transfer to Sun

Cal Energy, Inc.) other than the assignment from XPL to Grid and any assignment to Solimar, (ii) encumbered the Leases with any overriding royalty burdens, net profits interests or any burdens whatsoever, (iii) place any liens on the Leases, nor (iv) entered into any contracts or agreements otherwise affecting the interests being conveyed, save and except the Farmin / Settlement Agreement Settlement Agreement, the Kreyenhagen Trend JOA and the Jacalitos JOA.

9. Solimar hereby represents and warrants that it has not (i) transferred any interest in the Leases (other than any assignment to XPL), (ii) encumbered the Leases with any overriding royalty burdens, net profits interests or any burdens whatsoever, (iii) place any liens on the Leases, nor (iv) entered into any contracts or agreements otherwise affecting the interests being conveyed, save and except the Farmin / Settlement Agreement Settlement Agreement, the Kreyenhagen Trend JOA and the Jacalitos JOA.

10. **Releases; Waiver of California Civil Code Section 1542; Representation Regarding Non-Assignment of Released Claims; Covenant Not to Sue.**

(a)   Except for the obligations, representation, or warranties created or granted herein, each of (i) Solimar and (ii) XPL and Grid, jointly and severally, (each a "Releasing Party"), for himself and itself and his or its respective agents, principals, employees, representatives, members, shareholders, managers, owners, attorneys, spouse, heirs, predecessors-in-interest, successors and assigns, and all persons, natural and juridical, in privity with them, hereby forever and irrevocably releases, discharges and forgives the non-Releasing Party, and his, its and their respective agents, principals, employees, representatives, members, shareholders, officers, directors, consultants, managers, owners, attorneys, spouse, predecessors-in-interest, successors and assigns, and all persons, natural or juridical, in privity with them, from and against any and all claims, causes of action, suits, damages, costs, expenses, obligations, debts, covenants, agreements, promises, judgments, and liabilities of any and all kinds or origins, whether known or unknown, suspected or unsuspected, liquidated or unliquidated, in law or equity, that each Releasing Party now has, owns or holds, or at any time heretofore held or owned, or could or may hereinafter hold or own against the non-Releasing Party, whether arising under contract, express or implied, or as an officer, director, shareholder, consultant, employee, founder, or otherwise ("Claims"). It is the express intent of the Parties that this is a complete and general mutual release of all Claims of any kind and nature based on any acts, omissions, facts or circumstances existing or occurring prior to the Effective Date. It is not the intent of the Parties to release any Claims between XPL and Grid.

(b)   The Parties understand that there is a risk that subsequent to the execution of this Agreement one or more of the Parties may incur or suffer a loss, damage or injury which is in some way or manner related to, or arises from, the matters covered by the mutual releases set forth in Paragraph 10(a), above, but which were unknown or unanticipated at the time of the execution of this Agreement. Further, the Parties acknowledge that there is a risk that a loss or damage presently claimed or known may be or become greater than one or more of the Parties now expect or anticipate. Each of the Parties assumes this risk and the provisions in Paragraph 10(a) of this Agreement shall apply to all unknown or unanticipated Claims, as well as those known or anticipated. Accordingly, with respect to the Claims covered by this Agreement, the Parties hereby waive all rights that they may have pursuant to California Civil Code Section 1542, which reads as follows:

> **"A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor."**

(c)   The Releasing Parties acknowledge and represent that they are the sole owners of the Claims being released pursuant to the terms of this Agreement and have not heretofore assigned or transferred, or purported to assign or transfer, to any person or entity not a Party any of the Claims or matters released pursuant to Paragraph 9(a), above, and agree to indemnify, defend and hold harmless each other from and against any claim, demand, controversy, damage, debt, liability, account, reckoning, obligation, cost, expense, lien, action or cause of action (including the payment of attorneys' fees and costs actually incurred whether or not litigation is commenced) based on, or in connection with, or arising out of any assignment or transfer or claimed assignment or transfer thereof.

(d)   The Releasing Parties covenant that they will not hereafter commence or continue any action or other legal or equitable proceedings against one another which is based upon any Claim; *provided, however*, this covenant shall not be construed so as to limit the right of the Parties, or any of them, to commence an action or proceeding to enforce this Agreement.

11. **Confidentiality**.   Other than the material contents of this Agreement, neither of the parties hereto shall disclose (either in writing, orally, or electronically) any information belonging to any other party hereto that was not made public by such other party.

12. **Counterparts**.   This Agreement may be executed in any number of counterparts, each of which shall be considered an original for all purposes.

remainder of page left intentionally blank

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above but is effective as of the Effective Date.

SOLIMAR ENERGY LLC   XPLORATON, INC.

Donn Pedersen   *Jon Fullenkamp*
By: Donn Pedersen   By: Jon Fullenkamp
Name: Designated Signer   Name: President

GRID PETROLEUM CORPORATION

*Tim DeHerrera*_____
By: Tim DeHerrera
Name: Chairman

Exhibit A
to that certain Asset Swap Agreement
among
Solimar Energy LLC, Xploration Inc, and Grid Petroleum Corporation
effective September 1, 2013

Lessor	Lessee	Lease Date	Recording Date	Instrument No.	County	Township-Range	Sec.	Description
Vintage Petroleum, LLC	Nations Petroleum E&P (California)	10/1/2009	12/9/2009 12/10/2009	0922006 2009-0167477	Kings Fresno			Covering lands in Sections 17 & 21, T23S, R17E, MDB&M Kings County, Section 25, T22S, R15E, and Section 31, T22S, R16E, MDB&M, Fresno County, California.
								See below for parcel by parcel description.
					Fresno	22S-15E	25	All (641.28 gross and net acres, more or less).
					Fresno	22S-16E	31	Original Description: All (935.60 gross and net acres, more or less). Current Description: NE/4 (234.46 acres more or less).

					Kings	23S-17E	17	The N/2 and the SE/4 (480.00 gross and net acres, more or less).
					Kings	23S-17E	21	The E/2 (320.00 gross and net acres, more or less).
Martha J. Heller, also known as Martha J. Den Hartog, Marjorie R. Den Hartog and Theodore W. Den Hartog	The Nahabedian Exploration Group, LLC	12/21/2006	4/4/2007	2007-0068080	Fresno	22S-16E	32	SW/4 NE/4; NW/4 SE/4 & S/2 SE/4
Jessie Midler Trustee, UDT dated October 29, 1993, aka the Marshall Midler and Jessie Midler Trust, Dated October 29, 1993	PPC Land Consultants	11/9/2011	12/23/2011	1122558	Kings	23S-16E	2	Lots 1 & 2 of NE/4
William A. Lorenz, Jr.	The Nahabedian Exploration Group, LLC	8/14/2007	1/22/2008	801269	Kings	23S-16E	2	Lot 15
James C. Bawden, III	The Nahabedian Exploration Group, LLC	1/16/2007	2/21/2007	2007-0036755	Fresno	22S-15E	24	SW/4

Sunshine Exploration	Solimar Energy, LLC	11/15/2006	2/21/2007	2007-0036730	Fresno	22S-R15E	24	W1/2SE1/4

Jacalitos Lease:								
Vintage Petroleum, LLC	Nations Petroleum E&P (California)	10/1/2009	12/10/2009	2009-0167476	Fresno	22S-15E	1	ALL (516.50 acres, more or less).

Exhibit B
to that certain Asset Swap Agreement
among
Solimar Energy LLC, Xploration Inc, and Grid Petroleum Corporation
effective September 1, 2013

Lessor	Lessee	Lease Date	Recording Date	Instrument No.	County	Township -Range	Sec.	Description
United States Department of Interior Bureau of Land Management - CACA 49877	Armen Nahabedian	8/1/2008	NA	NA	Fresno & Kings			Lands located in Township 23 South, Range 16 East, Sections 8 and 18 more fully described below.
						23S-16E	8	Lots 1, 2, 8, 12, 13
						23S-16E	18	ALL

Exhibit C
to that certain Asset Swap Agreement
among
Solimar Energy LLC, Xploration Inc, and Grid Petroleum Corporation
effective September 1, 2013

RECORDING REQUESTED BY AND

WHEN RECORDED MAIL TO

NAME   Solimar Energy, LLC

MAILING
ADDRESS

CITY, STATE   (SPACE ABOVE THIS LINE RESERVED FOR
ZIP CODE   RECORDER'S USE)

Documentary Transfer Tax $_____
????Computed on value of interest conveyed.
????Computed on value of interest conveyed less liens
     and encumbrances remaining thereon at time of sale.
????No property transfer tax due.

By: Off Record Declaration (Rev. & Tax. §11932)

DEED OF CONVEYANCE AND ASSIGNMENT

This Deed of Conveyance and Assignment (this "*Conveyance*"), effective as of 7:00 a.m., Pacific Time, on September 1, 2013 ("*Effective Date*"), is made by and between Xploration, Inc., a Nevada corporation and Grid Petroleum Corporation, a Nevada corporation (collectively, "*Seller*"), on the one hand, and Solimar Energy LLC, a California limited liability company ("*Buyer*"), on the other hand.

W I T N E S S E T H:

For valuable consideration, the receipt and adequacy of which are hereby acknowledged, Seller hereby grants, sells, transfers, conveys, and assigns to Buyer, effective as of the Effective Date, all (which is not less than 16% of 100% working interest) of Seller's right, title and interest in and to the following oil, gas, and mineral leases, and the surface and subsurface leasehold estates created thereby, as described in Exhibit 1 hereto (the "Properties").

TO HAVE AND TO HOLD the Properties unto Buyer, its successors and assigns, forever subject to the terms and conditions contained herein.

This Conveyance is made pursuant and subject to the terms and conditions of that certain unrecorded Asset Swap Agreement among Solimar Energy, LLC, Xploration, Inc., and Grid Petroleum Corporation dated effective September 1, 2013 (the "**Agreement**"), the terms and conditions of which are hereby incorporated by reference, and the following terms and conditions:

A.   Seller warrants and agrees to defend the title to the Properties unto Buyer from all claims of any person or entity lawfully claiming or to claim the same or any part thereof, by, through or under Seller or its affiliates, but not otherwise, by virtue of any prior conveyance, lien, security interest or encumbrance made, done or suffered by Seller or its affiliates.

B.   Buyer shall, to the extent permitted by law, be fully substituted and subrogated to Seller's rights in and to warranties given with respect to the Properties. Seller hereby grants and transfers to Buyer, its successors and assigns, to the extent so transferable and permitted by law, the benefit of and the right to enforce the covenants and warranties, if any, which Seller is entitled to enforce with respect to the Properties.

C.   This Conveyance binds and inures to the benefit of Seller and Buyer and their respective successors and assigns.

D.   This instrument may be executed by Buyer and Seller in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument.

[*Signature page follows*.]

IN WITNESS WHEREOF, Seller and Buyer have executed this Conveyance on the date(s) provided below.

_____   _____

By: Donn Pedersen   By: Jon Fullenkamp
Name: Designated Signer   Name: President

GRID PETROLEUM CORPORATION

_____

By: Tim DeHerrera
Name: Chairman

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA ）
                                       ） ss.
COUNTY OF VENTURA ）

On October_____, 2013_____, before me, _____,
               Date   Name and Title of Officer (e.g. "Jane Doe, Notary Public")
personally appeared _____,
                                                        Name of Signer

proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraphs is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

_____
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

CAPACITY(IES) CLAIMED BY SIGNER(S)

☐   Individual
☐   Corporate Officer

_____
                          Title

☐   Partner   ☐ Limited
                       ☐ General

☐   Attorney-In-Fact
☐   Trustee
☐   Guardian/Conservator
☐   Other:

Signer is Representing:
Name of Person or Entity(ies)

_____

_____

DESCRIPTION OF ATTACHED DOCUMENT

_____
Title or Type of Document

_____
Number of Pages

_____
Date of Document

_____
Signer Other Than Named Above

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA)
) ss.
COUNTY OF VENTURA)

On __October____, 2013_____, before me, _____,
               Date   Name and Title of Officer (e.g. "Jane Doe, Notary Public")

personally appeared _____,
                                                 Name of Signer

proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraphs is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

_____
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

CAPACITY(IES) CLAIMED BY SIGNER(S)

☐   Individual
☐   Corporate Officer

_____
                           Title

☐   Partner   ☐   Limited
                        ☐   General

☐   Attorney-In-Fact
☐   Trustee
☐   Guardian/Conservator
☐   Other: _____

Signer is Representing:
Name of Person or Entity(ies)

_____

_____

DESCRIPTION OF ATTACHED DOCUMENT

_____
Title or Type of Document

_____
Number of Pages

_____
Date of Document

_____
Signer Other Than Named Above

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA)
) ss.
COUNTY OF VENTURA)

On October ____, 2013 _____, before me, _____,
Date   Name and Title of Officer (e.g. "Jane Doe, Notary Public")

personally appeared _____,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraphs is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

_____
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

CAPACITY(IES) CLAIMED BY SIGNER(S)	**DESCRIPTION OF ATTACHED DOCUMENT**

☐ Individual
☐ Corporate Officer

_____
Title

☐ Partner   ☐ Limited
     ☐ General

☐ Attorney-In-Fact
☐ Trustee
☐ Guardian/Conservator
☐ Other: _____

Signer is Representing:
Name of Person or Entity(ies)

_____

_____

_____
Title or Type of Document

_____
Number of Pages

_____
Date of Document

_____
Signer Other Than Named Above